7/11 BEST AVAILABLE COPY

02042565

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starrep Mining Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 23 2002

THOMSON FINANCIAL P

FILE NO. 82- 3755 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dle

DATE : 7/11/02

82-3755

STARREX MINING CORPORATION LTD.

ANNUAL REPORT • 2001

ARAS
12-31-01

STARREX MINING CORPORATION LTD.

Corporate Profile
Incorporated under the
Canada Business Corporation Act
on 12 October, 1982

Executive Office
Suite 1240
70 York Street
Toronto, Ontario, Canada M5J 1S9
(416) 368-4440/ Fax (416) 865-1382

Directors
S. Donald Moore; Toronto, Ontario
John A. Murphy; Scarborough, Ontario
Neil Gough; Burlington, Ontario
Michael Burns; Markham, Ontario

Officers
S. Donald Moore: President
John A. Murphy; Secretary-Treasurer

Banking
The Royal Bank of Canada and
The Toronto-Dominion Bank
Main Branches, Toronto, Ontario, Canada

Stock Exchange Listing
TSX Venture Exchange
(Symbol: STX)

U. S. S.E.C. Exemption
Rule 12g3-2(b); File No. 82-3755 (Symbol – STXMF)

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

Auditor
Deloitte & Touche
Chartered Accountants
1400 BCE Place; 181 Bay Street
Toronto, Ontario, Canada M5J 2V1

Legal Counsel
Kutkevicius & Kirsh, LLP
67 Yonge Street
Toronto, Ontario, Canada M5E 1J8

Capitalization
Authorized: Unlimited
Issued 3,429,566 Common Shares (@ 30 April 2002)

Annual General and Special Meeting of Shareholders
Scheduled to be held at the
Board of Trade of Metropolitan Toronto,
Third Floor, 77 Adelaide Street West
(First Canadian Place)
Toronto, Ontario, Canada on Monday,
the 29th day of July, 2002 at the hour of 4:30 p.m. (EDST).

Notice
The contents of this 2001 Annual Report to Shareholders are intended to inform present Shareholders about the Company and its assets and operations. It is not to be construed as an offer of sale or a solicitation of an offer to buy securities unless preceded or accompanied by a current Prospectus, which will contain further information concerning the Company, and on any current public offering of its securities.

FINANCIAL POSITION

At the year-end, the Starrex working capital position, largely short term marketable securities, exceeded $1,000,000. The decline from last year was due to our closing a private placement of InterStar Mining Group Inc. securities covering the Treasury sale of 11,891,845 InterStar common shares, thereby increasing the Starrex ownership to 72%. As described under the Plan of Arrangement ("Arrangement") below, a substantial proportion of these InterStar shares are now proposed for pro rata distribution to Starrex shareholders.

Gross 2001 revenues were a modest $69,000, all investment income impacted by the continuing low interest rate environment. Administration and general expenses remained at about $150,000, largely reflecting special expenses incurred for due diligence investigations of several corporate merger and acquisition proposals. At 31 March 2002, the Starrex capital stock consisted exclusively of 3,429,566 common shares; no dilutive securities, including convertible or debt securities, warrants or options, are currently outstanding or authorized for issue.

INTERSTAR'S BUSINESS

To inform the potential new shareholders in InterStar, if the proposed Arrangement is approved at the Special Meeting, InterStar's primary current resource business asset is the Tambao (Burkina Faso; French West Africa) manganese mine. Tambao hosts what the international steel industry considers among the world's largest proven (but presently non-producing) and potentially commercial manganese orebody—with established reserves exceeding 20-million metric tons of high-grade, direct shipping ore averaging 51.45% manganese metal content.

Tambao's economic geology is considered favourable because the proven reserves are hosted in a massive exposed outcrop which can be surface-mined to ensure low mining costs, and with minimal dilution. The developed ore reserves can sustain more than 50 years of foreseeable commercial production for export through the major West African ports of Abidjan (Ivory Coast) and Lome (Togo).

Indigenous commercial manganese ore reserves have not been discovered to date in North America or Europe. The world market is dominated by a small number of major manganese ore producers in South Africa, Australia and Gabon where they control upwards of 90% of all known reserves and markets. The major producers are often integrated with mid-market, downstream alloy production facilities. Manganese does not trade on any commodity exchange but is generally contracted for annual terms—or through directly negotiated spot shipments. But the business is there—because manganese is world's third most consumed industrial metal—after only iron and aluminum—and about on a par with copper. Its alloys are basic inputs in the quality steelmaking process.

Despite its unique and essential attributes, the unit cost of manganese ore remains modest, ensuring its utility over the longer term. Tambao ore has been successfully tested in commercial trials by several European alloy facilities.

Currently, however, the steel market is oversupplied, depressing market prices. Tambao's economic viability has also been adversely impacted by relatively high fuel oil costs which increases all operating costs to, at and from the minesite.

SPECIAL MEETING – PROPOSED PLAN OF ARRANGEMENT

Concurrently with the issuance of this Annual Report and the accompanying Notice of our Annual General and Special Shareholders' Meeting scheduled for 29 July 2002, Starrex shareholders will be asked to consider the statutory Plan of Arrangement which has been prepared to facilitate the distribution, on a pro rata basis, of a substantial proportion of the common shares of InterStar (72% in aggregate) now held by Starrex. Under the Arrangement which is submitted herewith for shareholder approval, and as more particularly described in the accompanying Arrangement Circular, a total of 13,718,264 InterStar shares will be distributed to Starrex shareholders on the basis of four (4) InterStar shares for each Starrex share. The InterStar shares subject to the said distribution will represent about 66.4% of InterStar's issued share capital.

To ensure receipt of the proposed InterStar share distribution to which you are entitled, beneficial owners of Starrex shares are urged to complete the appropriate registration of their ownership on the Company's official shareholder register maintained by our Transfer Agents. The Arrangement is structured in a manner that will result in such InterStar shares being freely tradable in or into Canada, and subject to other factors and conditions, including favourable taxation considerations, as more particularly described in the Arrangement Circular.

OUTLOOK

Starrex conducted numerous advanced due diligence investigations in recent years. Many merger and acquisition proposals were rejected, most on valuation questions. Currently, many of the more viable operating businesses which we evaluated, and were generally profitable, remain on the market—but with substantially more reasonable valuations. Your Management remains of the view that your Company's future, employing its hard cash assets and exceptionally clean capitalization and wide distribution, must be driven by a business venture that makes clear economic sense and indicates tangible medium to long term upside potential.

Your Management regularly undertakes due diligence reviews of prospective mergers and/or acquisitions in both the resource and industrial sectors. We try to focus on the target company's management experience and integrity—and they must demonstrate a firm longer term commitment to the business, with a commensurate financial stake in its success. Despite our reasonable uncommitted financial resources, the facts are that we only have "one-kick-at-the-cat"—and we feel we must act accordingly.

On Behalf of the Board:
per: S. Donald Moore, President
04 June 2002

Management's Responsibility for Financial Statements and Reporting

The accompanying Consolidated Financial Statements of Starrex Mining Corporation Ltd. and the information in this Annual Report are the responsibility of Management and are prepared in accordance with generally accepted accounting principles that are considered to be the most appropriate in the circumstances.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are appropriately accounted for, are adequately safeguarded and that its financial records are reliable, complete and accurate, all in a cost-effective manner.

Management is satisfied that these Consolidated Financial Statements have been prepared accordingly and within reasonable limits of materiality, which include certain amounts that may be based on estimates and judgments. Further, Management is satisfied that the financial information throughout the balance of this Annual Report is consistent with the information presented in the audited Consolidated Financial Statements.

The independent external Auditors were appointed at the last Annual Meeting by the Shareholders of Starrex and will be considered for engagement and re-appointment at the next Annual Meeting. They have examined the Consolidated Financial Statements of the Company for the years ended December 31, 2000 and 2001 and the Auditors' opinion is expressed herewith.

The independent Auditors, Deloitte & Touche, Chartered Accountants, have audited the Consolidated Financial Statements presented herein in accordance with generally accepted auditing standards on behalf of the Shareholders and Management has ensured that the Auditors have had full and free access to the Company's books and records.

President

Secretary-Treasurer

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Starrex Mining Corporation Ltd.

We have audited the consolidated balance sheets of Starrex Mining Corporation Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
March 28, 2002

STARREX MINING CORPORATION LTD.

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT		
Cash	$ 159,143	$ 3,721,867
Short-term investments (quoted market value)	1,097,525	-
Accounts receivable	50	8,124
	1,256,718	3,729,991
INVESTMENTS (Note 3)	3,500	21,147
MINERAL PROPERTIES AND DEFERRED DEVELOPMENT EXPENDITURES (Note 4)	1,000	453,541
CAPITAL ASSETS, net (Note 6)	901	1,126
	$ 1,262,119	$ 4,205,805
LIABILITIES		
CURRENT		
Due to financial institution (Note 7)	$ -	$ 2,320,639
Accounts payable and accrued liabilities (Note 9)	248,521	323,661
Income taxes payable	-	43,241
	248,521	2,687,541
NON-CONTROLLING INTEREST	38,278	-
	286,799	2,687,541
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of common shares		
Issued and outstanding		
3,429,566 common shares	1,889,636	1,889,636
DEFICIT	(914,316)	(371,372)
	975,320	1,518,264
	$ 1,262,119	$ 4,205,805

ON BEHALF OF THE BOARD

Director　　　　Director

STARREX MINING CORPORATION LTD.
Consolidated Statements of Operations and Deficit
Years ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Investment income	$ 69,064	$ 187,263
EXPENSES		
Minesite restoration costs (Note 5)	-	1,224
Administrative (Note 9)	151,499	145,381
Interest charges	19,336	184,648
Depreciation of capital assets	225	281
Outside exploration	8,595	-
Foreign exchange loss	24,695	56,148
	204,350	387,682
LOSS BEFORE UNDERNOTED ITEMS	(135,286)	(200,419)
WRITEDOWN OF INVESTMENT (Note 3)	(17,647)	-
NET LOSS ON SALE OF INVESTMENT (Note 3)	-	(19,051)
WRITEDOWN OF MINERAL PROPERTIES (Note 4)	(454,104)	-
REVERSAL OF PROJECT PAYABLES	100,306	-
FORGIVENESS OF RELATED PARTY PAYABLE (Note 9)	2,065	-
NON-CONTROLLING INTEREST IN SUBSIDIARY	(38,278)	-
NET LOSS	(542,944)	(219,470)
DEFICIT, BEGINNING OF YEAR	(371,372)	(151,902)
DEFICIT, END OF YEAR	$ (914,316)	$ (151,902)
LOSS PER SHARE (Note 10)	$ (0.16)	$ (0.06)

STARREX MINING CORPORATION LTD.
Consolidated Statements of Cash Flows
Years ended December 31, 2001 and 2000

		2001		2000
NET (OUTFLOW) INFLOW OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING				
Net loss	$	(542,944)	$	(219,470)
Items not affecting cash				
Depreciation		225		281
Net loss on sale of investment		-		19,051
Writedown of investment		17,647		-
Writedown of mineral properties		454,104		-
Non-controlling interest in subsidiary		38,278		-
		(32,690)		(200,138)
Changes in non-cash operating working capital items				
Accounts receivable		8,074		(572)
Accounts payable and accrued liabilities		(75,140)		179,838
Income taxes payable		(43,241)		-
		(142,997)		(20,872)
INVESTING				
Proceeds from sale of investments		-		32,137
Purchase of investments		-		(181,250)
Short-term investments		(1,097,525)		3,484,530
Deferred exploration expenditures		(1,563)		(1,401)
		(1,099,088)		3,334,016
FINANCING				
(Repayment of) increase in amount due to financial institution		(2,320,639)		276,727
(DECREASE) INCREASE IN CASH		(3,562,724)		3,589,871
CASH, BEGINNING OF THE YEAR		3,721,867		131,996
CASH, END OF THE YEAR	$	159,143	$	3,721,867
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash received from interest	$	67,689	$	193,896
Cash interest paid	$	19,336	$	184,648

1. NATURE OF OPERATIONS

These financial statements include the accounts of Starrex Mining Corporation Ltd. (the "Company") and its 72.1% owned subsidiary, InterStar Mining Group Inc. ("InterStar"), which holds an interest in mineral properties at the Tambao project in Burkina Faso, West Africa (Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars.

Change in accounting policy

The Company adopted the new CICA recommendations relating to the reporting of earnings (loss) per share. Earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the reporting period. The adoption of the new CICA recommendations, which have been applied retroactively with restatement, had no impact on the reported amounts.

Basis of presentation

Based on its 72.1% ownership of InterStar, the Company has consolidated its interest in InterStar for purposes of these financial statements. The comparative statements for 2000, include the Company's 34.2% ownership of InterStar, also on a consolidated basis.

Other long-term investments are accounted for on the cost basis and are written down when there has been a loss in value which is other than temporary.

Translation of foreign currencies

Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date. Other assets and liabilities have been translated at the exchange rate in effect at the date of the transaction.

Short-term investments

Short-term investments are recorded at the lower of cost and market and include highly-liquid assets held for investing purposes rather than for the purpose of meeting short-term cash commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in and expenditures on mineral properties

Acquisition costs, which include exploration costs on the acquired properties, of mining exploration and development contracts together with direct exploration thereon are deferred in the accounts and will be amortized against income when the properties are brought into commercial production or written-off if the properties are abandoned, or if the amount deferred exceeds the estimated net recoverable amount. Proceeds from delivery of test ore are deducted from interest in mineral properties and deferred exploration expenditures until commercial production commences. Expenditures related to the Tambao project in Burkina Faso were incurred and recorded in Canadian dollars.

Capital assets

Capital assets are recorded at cost and depreciated on the declining-balance basis at an annual rate of 20% for office equipment.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabilities including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. Credit risk for the Company arises from amounts owed as a result of advances for certain testing and exploration services. Interest rate risk arises from amounts due to financial institution. The Company is exposed to foreign exchange risk through its interest in the Tambao project in Burkina Faso, West Africa and through the U.S. dollar component of the amount due to financial institution.

The carrying value of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, due to financial institution and income taxes payable reflected in the balance sheet approximate their respective fair values, reflecting their short-term maturities.

3. INVESTMENTS

	2000	2000
ZTEST Electronics Inc. (previously Panthco Resources Inc.), at cost	$ 3,500	$21,147

During 2000, 8,000 common shares of ZTEST Electronics Inc. ("ZTEST") were sold for proceeds of $31,096. Subsequently, the Company purchased 40,000 common shares of ZTEST from Talent Oil & Gas Ltd. (see Note 9) and immediately delivered 35,333 common shares to cover the short position that had existed as a result of selling an excess 27,333 common shares than were held by the Company. The loss on the sale of these common shares was $19,676. Also during the fiscal 2000, the Company sold its Class A shares in ZTEST for proceeds of $1,042, resulting in a gain of $625. At December 31, 2000, the remaining 4,667 common shares of ZTEST are held at cost.

During 2001, the remaining 4,667 common shares in ZTEST were written down by $17,647 due to a permanent decline in value.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to a Mining Investment Convention dated August 14, 1991, the Company's 72.1% owned subsidiary, InterStar Mining Group Inc., entered into an agreement with the Government of Burkina Faso and completed a definitive feasibility study in July 1992 covering the production, transportation and marketing of manganese ore from a mineral deposit at Tambao, Burkina Faso, West Africa. On commencement of commercial production of manganese ore, the Convention becomes effective for a term of 25 years from such date, extendible for a further period of 10 years in the event that the commercial exploitation of established mineral reserves is continuing at the end of this initial term.

In March 1998, following a decline in the price of manganese ore, operations were suspended at the Tambao project in Burkina Faso, and the property was placed under care and maintenance. Expenditures on care and maintenance in 2001 were $1,563 (2000 - $1,401).

The commercial valuation of the mineral property has been adversely impacted by continued low manganese ore commodity prices and increases in operating costs beyond the Company's control, thereby delaying profitable commercial mining of the Tambao manganese ore deposit. As a result, a writedown of $455,104 was recorded during the year. Management continues to assess various options available to the Company to realize on its investment in mineral properties.

5. INTEREST IN AND EXPENDITURES ON MINERAL LEASES

The Star Lake orebody, in which the Company holds a 35% participation, is depleted and the mill has terminated operations. Site restoration, in compliance with environmental regulations, was completed in 2000 and the costs related thereto have been expensed as incurred.

6. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office equipment	$ 13,124	$ 12,223	$ 901	$ 1,126

7. DUE TO FINANCIAL INSTITUTION

The amount due to financial institution was payable on demand and bears interest at prime + ¼%. Of the balance outstanding at December 31, 2000, Cdn. $586,801 was payable in Canadian dollars and U.S. $1,159,370 (Cdn. $1,733,838) was payable in U.S. dollars. The amount payable in U.S. dollars has been translated into Canadian dollars at the rate in effect at the balance sheet date.

The amount due to financial institution was repaid in January 2001.

8. INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations of the CICA relating to future income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying amount and the tax bases of assets and liabilities, and measured using the tax rates substantively enacted at the balance sheet date. These recommendations were adopted retroactively without restatement of prior years. The adoption of the new rules for income taxes had no effect on recorded amounts.

8. INCOME TAXES (continued)

The provision for income taxes is at an effective tax rate which differs from the basic corporate tax rate for the following reasons:

	2001	2000
Combined basic Canadian federal and provincial income tax rates	45.12%	46.12%
Recovery of income taxes based on above rates	$ (244,976)	$ (101,220)
Increase (decrease) resulting from:		
Writedown of mineral properties	204,892	-
Current loss not recognized	78,994	136,483
Non-taxable portion of capital losses (gains)	-	3,961
Recognition of losses previously not recognized	-	(31,282)
Other	(38,910)	(7,942)
	$ -	$ -

As at December 31, 2001, the Company's 72.1%-owned subsidiary had temporary differences comprised of resource properties of approximately $1,355,000, non-capital losses of approximately $1,262,000 and capital losses of approximately $1,003,000, which would result in a future tax asset. No benefit has been recognized with respect to these temporary differences. The subsidiary has non-capital losses available for carryforward of approximately $1,262,000 that will expire as follows:

2002	$ 27,000
2003	181,000
2004	335,000
2005	445,000
2006	103,000
2007	171,000
	$ 1,262,000

9. RELATED PARTY TRANSACTIONS

Included in administrative expenses at December 31, 2001 is the amount of $17,655 (2000 - $17,441) payable to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services provided during the year. At December 31, 2001, the amount of $17,441 (2000 - $17,441) was payable by the Company.

Included in administrative expenditures are $10,000 in management fees, paid by the Company in 2001 (2000 - $20,000) to the President for services provided to the Company.

During 2000, the Company purchased common shares in ZTEST from Talent Oil & Gas Ltd., a company owned by a director and officer of the Company, for $181,250 to cover the short position as described in Note 3. The entire amount is included in accounts payable at December 31, 2001 and 2000.

Included in accounts payable and accrued liabilities at December 31, 2000 was the amount of $2,065 payable to Phoenix Canada Oil Company Limited ("Phoenix"), a company related through common ownership and management. This amount was forgiven by Phoenix during 2001.

10. **LOSS PER SHARE**

Loss per share has been calculated based on the weighted average number of common shares outstanding during 2001 and 2000 of 3,429,566 shares.

11. **COMPARATIVE AMOUNTS**

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

STARREX MINING CORPORATION LTD.

CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2002 AND DECEMBER 31, 2001
(Prepared from Company Records)

UNAUDITED

	Unaudited @ March 31,2002	Audited @ December 31,2001
ASSETS		
Current; Cash	$ 128,258	$ 159,143
Short-term Investments (market value $1,099,065;2001-$1,097,525)	1,099,065	1,097,525
Accounts Receivable	50	50
	1,227,373	1,256,718
INVESTMENTS	3,500	3,500
Mineral Properties and Deferred Development Expenditures	1,351	1,000
CAPITAL ASSETS		
Office equipment, net	855	901
	$1,233,079	$1,262,119
LIABILITIES		
Current Accounts Payable and Accrued Liabilities	$ 247,545	$ 248,521
Non-Controlling Interest	35,139	38,278
SHAREHOLDERS' EQUITY - CAPITAL STOCK-Authorized: An unlimited number of Common Shares without par value		
ISSUED AND OUTSTANDING		
3,429,566 Common Shares	1,889,636	1,889,636
Deficit Account	(939,241)	(914,316)
	950,395	975,320
	$1,233,079	$1,262,119

Notes:

(1) The financial statements include the accounts of Starrex Mining Corporation Ltd., and its 72.1% owned subsidiary, InterStar Mining Group Inc., which holds an interest in mineral properties at the Tambao project in Burkina Faso (French West Africa).

(2) Certain comparative figures for the period may have been reclassified to conform to the current period's presentation.

(3) At March 31, 2002, there were 3,429,566 common shares issued and outstanding (March 31,2001 - 3,429,566 shares)

STARREX MINING CORPORATION LTD.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(With comparative figures for the period March 31, 2001)
(Prepared from the Books of Account)

UNAUDITED

	March 31,2002	March 31,2001
REVENUE: Investment Income	$ 5,794	$ 32,754
EXPENSES:		
Administrative	33,812	32,890
Interest Charges	- 0 -	18,207
Depreciation of Capital Assets	46	57
Foreign Exchange	- 0 -	22,659
	33,858	73,813
Loss for the Period, before the undernoted	28,064	41,059
Non-Controlling Interest in Subsidiary	(3,139)	- 0 -
Loss for the Period	24,925	41,059
Deficit, Beginning of Period	914,316	371,372
Deficit, End of Period	$ 939,241	$ 412,431
Loss per Share	0.73¢	1.2¢

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED

	March 31,2002	March 31,2001
Net (Outflow) Inflow of Cash related to the following activities:		
OPERATING:		
Net Loss for the Period	(25,925)	(41,059)
Items not affecting cash:		
Depreciation	46	57
Non-controlling interest in subsidiary	(3,139)	- 0 -
	(28,018)	(41,002)
Changes in non-cash operating working capital items:		
Accounts receivable	- 0 -	(516)
Accounts payable and accrued liabilities	(976)	12,184
	(976)	11,668
Investing:		
Short-term investments	(1,540)	(1,199,340)
Deferred exploration expenditures	(351)	(381)
	(1,891)	(1,199,721)
Financing:		
Repayment to financial institution	- 0 -	(2,305,246)
Decrease in Cash	(30,885)	(3,534,301)
Cash, Beginning of Period	159,143	3,721,867
Cash, End of Period	$ 128,258	$ 187,566
Supplemental Disclosure of Cash Information:		
Cash received from interest	$ 5,794	$ 32,754
Cash interest paid	$ - 0 -	$ 18,207

82-3755

82-3753

STARREX MINING CORPORATION LTD.

Notice of
Annual and Special Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the shareholders of Starrex Mining Corporation Ltd. (the "Corporation") will be held on 29 July 2002 at 4:30 p.m. (Toronto time) at the Board of Trade, Third Floor, 77 Adelaide Street West (First Canadian Place Building), Toronto Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing auditors of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditors; and

(c) receiving and considering the financial statements for the fiscal year ended December 31, 2001 and the report of the auditors thereon; and

(d) considering and, if thought fit, to pass, with or without variation, a Special Resolution authorizing an Arrangement of the Corporation under section 192 of the Canada Business Corporations Act substantially as set forth in the Plan of Arrangement attached as Schedule D to the Joint Arrangement Circular of the Corporation and Phoenix Canada Oil Company Limited.; and

(d) transacting such other business as may properly come before the meeting.

Shareholders who are unable to attend the meeting in person are requested to date, sign and return the accompanying instrument of proxy in accordance with the instructions contained in the accompanying Information Circular to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof, or to the Chairman of the meeting immediately prior to the commencement of the meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 04th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:
by: S. Donald Moore

President

STARREX MINING CORPORATION LTD.

19 June 2002

To Our Shareholders:

You are cordially invited to attend your Company's Annual and Special Meeting of Shareholders called for 29 July 2002 at the time and place described in the Notice of Meeting.

The business to be acted upon is more particularly described in this Management's Information Circular ("Information Circular") and in the accompanying Joint Arrangement Circular ("Arrangement Circular") (prepared jointly with Phoenix Canada Oil. Company Limited). In addition to the corporate business customarily transacted at our Annual General Meeting, the Special Meeting will be asked to consider and vote on a proposed legal Plan of Arrangement which has been approved and recommended by your Board of Directors.

This Information Circular, together with the accompanying Arrangement Circular, describes the proposed transaction; in effect, the pro rata distribution of 13,718,264 common shares or InterStar Mining Group Inc. ("InterStar") now held by Starrex which comprises 66.4% of InterStar's issued common share capital, fully diluted.

If the proposed Plan of Arrangement is approved, each Starrex Shareholder would receive four (4) common shares of InterStar for each common share of Starrex held on the Record Date. Following the proposed distribution, Starrex would retain 1,169,000 InterStar common shares, an approximate 5.7% interest in InterStar; of the remaining InterStar shareholding, 876,750 shares remain in escrow.

The Plan of Arrangement covering the proposed InterStar share distribution is detailed in the Arrangement Circular. Our Shareholders are requested to read this document carefully and in its entirety.

The Plan of Arrangement is delivered herewith pursuant to an Interim Order of the Superior Court of Justice of Ontario. Its acceptance requires an affirmative two-thirds majority of votes cast by Shareholders attending the Special Meeting in person or by proxy. Your Management and Board of Directors unanimously recommend that the shareholders vote in favour of the Special Resolution on the Plan of Arrangement.

If you are unable to attend the Special Meeting in person to vote on the proposal, please complete, sign and return the accompanying Form of Proxy provided for this purpose.

Respectfully submitted,
by; S. Donald Moore; President

STARREX MINING CORPORATION LTD.

MANAGEMENT'S INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on Monday, 29 July 2002

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Starrex Mining Corporation Ltd. (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone telegraph or oral communication by the Directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or Directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represe[illegible] at the Meeting other th[illegible]ed in the accompanying Instrument of Proxy.** To exercise this right, [illegible] are [illegible] insert the name of the desired person in the blank space provided in the Instrument of Proxy [illegible] ould complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices; Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9 not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A failure to deposit the Proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instr[illegible]ent in writing signed by the Shareholder, or by [illegible] authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and depo[illegible] at the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; and (ii) the appointment of auditors. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.** As of the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Signature of Proxy

The Instrument of Proxy shall be executed by the Shareholder or his duty appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that persons capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 17 June 2002 the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 31 May 2002 there were 3,429,566 Common Shares of the Corporation issued and outstanding. Each share car[illegible] right to one vote. To the knowledge of the Directors a[illegible] officers of the Corporation, the only person or perso[illegible] eneficially ov[illegible]ng, directly or indi[illegible] common shares carrying more than ten percent (10%) of the [illegible] rights attached to all common shares of the Corporation as at 31 May 2002, is S. Donald Moore, who directly, and indirectly through his associate, Talent Oil & Gas Ltd., controls an aggregate of 1,206,557 (35.2%) of the outstanding common shares of the Corporation and Phoenix Canada Oil Company Limited which owns 385,729 (11.2%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate and the persons named in the accompanying form of proxy intend to vote in favour of th[illegible]on, as Directors, of the persons named below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors to be elected at the Meeting shall be four. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and the notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly)
S. Donald Moore	President	1982	President of the Corporation, of Phoenix Canada Oil Company Limited, and of InterStar Mining Group Inc.	1,206,557[1]
John A. Murphy[2]	Secretary-Treasurer	1982	Corporate Secretary	202
Neil Gough[2]	None	1994	Retired Chartered Accountant	3,640
Michael Burns[2]	None	1999	Corporate Director	nil

Notes:

(1) Mr. Moore hold[illegible] Talent Oil & Gas Ltd., holds 1,1[illegible] [illegible]ares

(2) Member of Audit Committee

APPOINTMENT OF AUDITORS

The independent auditors of the Corporation are Deloitte & Touche, Chartered Accountants, who have acted in that capacity since 1982. The Corporation has requested that Deloitte & Touche act as the auditors for the 2002 fiscal year, subject to Shareholder approval. **The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the Directors to fix the remuneration of the auditors.**

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITOR'S REPORT

The Annual Report, the audited financial statements of the Corporation for the year ended December 31, 2001 and the Auditors' Report thereon, will be received for consideration at the Meeting.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President and John A. Murphy, Secretary- Treasurer.

Compensation of Officers

The table below sets forth a summary of the compensation paid by the Corporation to the President and Chief Executive Officer of the Corporation for services rendered in all capacities to the Corporation in respect of the years 2001, 2000 and 1999.

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
S. DONALD MOORE Chairman, President and Chief Executive Officer	2001 2000 1999	— — —	— — —	10,000 20,000 20,000	— — —	— — —	— — —	— — —

The aggregate remuneration paid by the Corporation to the Directors and senior officers in respect of the fiscal year en[illegible] December 31, [illegible] was [illegible] of Insiders in Material Transactions and Management Contracts".

The Corporation has no stock option or other share incentive plan and the Corporation has no pension or other retirement plan.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each Director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation.

Directors' and Officers' Liability Insurance

Directors' and Officers' liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage is shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $25,000 deductible which is paid by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

The Corporation paid $17,655 and $17,441, respectively, in each of 2001 and 2000 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of accounting and corporate secretarial services rendered by it to the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, The Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of board of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently also the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a Company to comply with all the TSE guidelines. The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of one of the members of the Board of Directors to analyze [illegible] [illegible]ends [illegible] implementation of the recommendations are described [illegible].

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value.

The responsibility of the Board [illegible]rectors is to supervise the management of the business and affairs of the Corporation and to [illegible] view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communication strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal control and management information systems.

The Board of Directors generally plans to meet about once each quarter, and following the Annual Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces from time to time.

Board Composition

The Board of Directors is currently composed of four members. The Board of Directors believes that two of its members, Messrs. Gough and Burns, are unrelated Directors as defined in the guidelines (in other words, independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The Board is of the view that a composition of at least four Directors serves to promote effectiveness and efficiency while preserving diversity.

Principal Shareholder

S. Donald Moore, with Talent Oil & Gas Ltd., holds approximately 35.2% of the outstanding common shares of the Corporation. For purposes of the guidelines, Mr. Moore is not a significant shareholder (in other words, a shareholder with the ability to exercise the direction of a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Off[illegible] the Corp[illegible] Board of Directors is of the view that the position of S. Donald Moore does [illegible]ty of the Board of Directors to act independently of management and further, given [illegible]sent size of the Corporation and its activities, this arrangement is presently appropriate and functional. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on material matters, including advance special consultation on definitive decisions on significant corporate opportunities under consideration by the Corporation.

Board Committees

The Board of Directors has one committee, the [illegible]ttee. The Board as a whole meets as required to discuss matters relating to compensation and such other issues as it deems necessary. When appropriate, members of management, including Mr. Moore, are not present at such meetings.

Given the number of members of the Board of Directors, the independent members of the Board assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committee and the manner in which the Board of Directors and its committee carry out their duties and responsibilities;
2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors;
3. If required, ensuring a suitable orientation program is available for new Directors and senior management; and
4. Reviewing the form and adequacy of Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's auditor at the annual meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by management with respect to any significant recommendations made by the Corporation's external auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's existing business.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporation's significant communications with investors, the public and the financial community.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of management which reports to it with respect to identifying issues and corporate opportunities.

SPECIAL MATTERS TO BE CONSIDERED AT THE MEETING

Arrangement

At this Special Meeting, the Shareholders are being asked to approve an arrangement ("Arrangement"), by way of a proposed legal Plan of Arrangement, providing for, in effect, the pro rata distribution of 13,718,264 common shares of InterStar Mining Group Inc. ("InterStar") currently held by Starrex which comprises an approximate 66.4% interest in InterStar's fully diluted common share capital.

Under the Plan of Arrangement, each Starrex Shareholder would receive four (4) common shares of InterStar for each Starrex common share held on the Record Date, as more particularly described in the accompanying Joint Arrangement Circular ("Arrangement Circular"). Following the proposed distribution, Starrex would retain an approximate 5.7% ownership interest in InterStar, aggregating 1,169,000 InterStar common shares, of which 876,750 shares remain in escrow.

The Plan of Arrangement and other relevant considerations are described in full detail in the accompanying Arrangement Circular. The Arrangement Circular contains important information concerning the Arrangement and is incorporated in its entirety by reference herein. Shareholders are requested to read the Arrangement Circular carefully and in its entirety.

The Arrangement is being considered by the Starrex Shareholders pursuant to an Interim Order of the Superior Court of Justice of Ontario ("Interim Order"). A copy of the Interim Order is annexed to the Arrangement Circular as Schedule "A" thereto.

As provided in the Interim Order, the Arrangement must be approved by a two-thirds majority of the votes cast by the Starrex Shareholders attending at this Special Meeting by way of the Special Resolution annexed as Schedule "A" to this Management's Information Circular.

THE BOARD OF DIRECTORS AND MANAGEMENT OF THE CORPORATION UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE SPECIAL RESOLUTION.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before Meeting other than the matters referred to in the Notice.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

Dated: 04 June 2002

Signed:
S. Donald Moore

President

SCHEDULE "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS

STARREX ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the Arrangement of Starrex ("Corporation") under section 192 of the Canada Business Corporations Act substantially as set forth in the Plan of Arrangement accompanying the Joint Arrangement Circular of the Corporation, as prepared jointly with Phoenix Canada Oil Company Limited, be and is hereby approved and authorized; and

(b) notwithstanding that this Special Resolution has been duly passed by the Shareholders of the Corporation, or has received the approval of the Superior Court of Justice of Ontario, the Board of Directors of the Corporation may amend or decide not to proceed with the Arrangement, or revoke this Special Resolution at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the Shareholders of the Corporation; and

(c) any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver articles of Arrangement and all other documents and do all such other acts or things as such person may determine to be necessary or advisable to give effect to this Special Resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

STARREX MINING CORPORATION LTD.

PROXY

Solicited by Management for the Annual and Special Meeting
of Shareholders to be held on Monday, 29 July 2002

The undersigned Shareholder of Starrex Mining Corporation Limited (the "Corporation") hereby appoints S. Donald Moore, the President and a Director, or, failing him, John A. Murphy, Secretary-General and a Director, or instead of either of them,

________________________________ as Proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation, registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "Meeting") to be held on 29 July 2002 at 4:30 p.m. (Toronto time) at the Board of Trade, Third Floor, 77 Adelaide Street West (First Canadian Place Building), Toronto Canada, and at any adjournment or adjournments thereof.

The said Proxy is instructed to vote as specified below:

1. _____ **FOR or** _____ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the election of Directors for the ensuing year of those nominees proposed by management as specified in the Information Circular of the Corporation dated 04 June 2002; and

2. _____ **FOR or** _____ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche. Chartered Accountants, as auditors of the Corporation for the ensuing year and authorization of the Directors to fix their remuneration; and

3. _____ **FOR or** _____ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the Special Resolution to approve the Plan of Arrangement described in the accompanying Management Information Circular and Joint Arrangement Circular; and

4. on any matters that may properly come before the meeting as the said Proxy may see fit.

The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, **this Proxy confers discretionary authority to vote** on any such amendment or variation or such other matters according to the best judgment of the person voting this Proxy.

The undersigned hereby revokes any instrument of Proxy previously given to vote at the Meeting or adjournments thereof.

DATED this _____ day of ____________, 2002

____________________ Address (Please Print)	____________________ Signature of Shareholder
____________________	____________________ Name (Please Print)
____________________	____________________ NUMBER OF SHARES

NOTES:

1. This form of Proxy must be dated and signed by the appointer or his attorney in writing or, if the appointer is a body corporate, this form of Proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If this form of Proxy is not dated, it is deemed to bear the date on which it was mailed to the Corporation.

2. **A Shareholder has the right to appoint a person, who need not he a Shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his nominee in the blank space provided for that purpose on the page hereof or complete another form of Proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION.